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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*




                        WORKGROUP TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   980903 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                ---------
CUSIP No. 980903 10 8             SCHEDULE 13G                        PAGE  2
------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Advent VI L.P.                                           51-0309893
     Advent Atlantic and Pacific II L.P.                      04-3123521
     Advent New York L.P.                                     04-3095408
     Advent Industrial II L.P.                                51-0314268
     TA Venture Investors L.P.                                04-3068354
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Advent VI L.P.                                           Delaware
     Advent Atlantic and Pacific II L.P.                      Delaware
     Advent New York L.P.                                     Delaware
     Advent Industrial II L.P.                                Delaware
     TA Venture Investors L.P.                                Massachusetts
-------------------------------------------------------------------------------
                      5.  SOLE VOTING POWER

                          Advent VI L.P.                            880,086
                          Advent Atlantic and Pacific II L.P.       406,946
                          Advent New York L.P.                       88,007
                          Advent Industrial II L.P.                 146,711
                          TA Venture Investors L.P.                  13,203
  NUMBER OF
   SHARES             ---------------------------------------------------------
BENEFICIALLY          6.  SHARED VOTING POWER
  OWNED BY
    EACH                  N/A
 REPORTING            ---------------------------------------------------------
  PERSON              7.  SOLE DISPOSITIVE POWER
   WITH:
                          Advent VI L.P.                            880,086
                          Advent Atlantic and Pacific II L.P.       406,946
                          Advent New York L.P.                       88,007
                          Advent Industrial II L.P.                 146,711
                          TA Venture Investors L.P.                  13,203
                      ---------------------------------------------------------
                      8.  SHARED DISPOSITIVE POWER

                          N/A
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Advent VI L.P.                                                 880,086
     Advent Atlantic and Pacific II L.P.                            406,946
     Advent New York L.P.                                            88,007
     Advent Industrial II L.P.                                      146,711
     TA Venture Investors L.P.                                       13,203
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Advent VI L.P.                                                   10.38%
     Advent Atlantic and Pacific II L.P.                               4.80%
     Advent New York L.P.                                              1.04%
     Advent Industrial II L.P.                                         1.73%
     TA Venture Investors L.P.                                         0.16%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     Each entity is a Limited Partnership
===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1(a)     NAME OF ISSUER: Workgroup Technology Corporation

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              140 Second Avenue
              Waltham, MA  02254

ITEM 2(a)     NAME OF PERSON FILING:
              Advent VI L.P.
              Advent Atlantic and Pacific II L.P.
              Advent New York L.P.
              Advent Industrial II L.P.
              TA Venture Investors L.P.

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              c/o TA Associates
              125 High Street, Suite 2500
              Boston, MA  02110

ITEM 2(c)     CITIZENSHIP: Not Applicable

ITEM 2(d)     TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)     CUSIP NUMBER: 980903 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4        OWNERSHIP

ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:                            COMMON STOCK
                                                                    ------------
              Advent VI L.P.                                             880,086
              Advent Atlantic and Pacific II L.P.                        406,946
              Advent New York L.P.                                        88,007
              Advent Industrial II L.P.                                  146,711
              TA Venture Investors Limited Partnership                    13,203

ITEM 4(b)     PERCENT OF CLASS                                        PERCENTAGE
                                                                      ----------
              Advent VI L.P.                                              10.38%
              Advent Atlantic and Pacific II L.P.                          4.80%
              Advent New York L.P.                                         1.04%
              Advent Industrial II L.P.                                    1.73%
              TA Venture Investors Limited Partnership                     0.16%

ITEM 4 (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:         COMMON STOCK
                                                                    ------------
              Advent VI L.P.                                             880,086
              Advent Atlantic and Pacific II L.P.                        406,946
              Advent New York L.P.                                        88,007
              Advent Industrial II L.P.                                  146,711
              TA Venture Investors Limited Partnership                    13,203

              (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:                N/A

              (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                                                                    COMMON STOCK
                                                                    ------------
              Advent VI L.P.                                             880,086
              Advent Atlantic and Pacific II L.P.                        406,946
              Advent New York L.P.                                        88,007
              Advent Industrial II L.P                                   146,711
              TA Venture Investors Limited Partnership                    13,203

              (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION       N/A

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
              Not Applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10       CERTIFICATION: Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VI L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., Advent Industrial II L.P. and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Workgroup Technology Corporation.

Dated:

ADVENT VI L.P.

By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: _______________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.

By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: _______________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.

By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: _______________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT INDUSTRIAL II L.P.

By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: _______________________________________________________
    Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS LIMITED PARTNERSHIP

By: _______________________________________________________
    Katherine S. Cromwell, General Partner